UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

DOMINION ENERGY MIDSTREAM PARTNERS, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

257454108

(CUSIP Number)

Carlos M. Brown

Dominion Energy, Inc.

120 Tredegar Street

Richmond, Virginia 23219

(804) 819-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 26, 2018

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	Name of reporting persons Dominion Energy, Inc. I.R.S. identification nos. of above persons (entities only) 54-1229715
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Virginia

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole voting power 0
	8	Shared voting power 77,152,499[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 77,152,499[1]

11	Aggregate amount beneficially owned by each reporting person 77,152,499[1]
12	Check if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 60.9%[2]
14	Type of reporting person CO

1.

Includes 43,820,578 common units representing limited partner interests (“Common Units”) in the Issuer held directly by Dominion MLP Holding Company, LLC (“Holdco”). Dominion Cove Point, Inc. (“Cove Point”) owns all of the membership interests in Holdco and Dominion Energy, Inc. (“Dominion”) owns all of the common stock of Cove Point. Accordingly, Dominion may be deemed to indirectly beneficially own the Common Units directly held by Holdco.

Includes 26,675,082 Common Units held directly by Dominion Energy Midstream GP, LLC (“GP”). Cove Point owns all of the membership interests in GP and Dominion owns all of the common stock of Cove Point. Accordingly, Dominion may be deemed to indirectly beneficially own the Common Units directly held by GP.

Includes 6,656,839 Common Units held directly by QPC Holding Company (“QPC Holdco”). Dominion Energy Questar Corporation (“Dominion Questar”) owns all of the common stock of QPC Holdco and Dominion owns all of the common stock of Dominion Questar. Accordingly, Dominion may be deemed to indirectly beneficially own all of the Common Units directly held by QPC Holdco.

2.	Based upon 126,607,641 Common Units outstanding as of November 26, 2018, such numbers having been provided to the filing persons by the Issuer.

1	Name of reporting persons Dominion Cove Point, Inc. I.R.S. identification nos. of above persons (entities only) 81-0571791
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Virginia

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole voting power 0
	8	Shared voting power 70,495,660[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 70,495,660[1]

11	Aggregate amount beneficially owned by each reporting person 70,495,660[1]
12	Check if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 55.7%[2]
14	Type of reporting person CO

1.

Includes 43,820,578 Common Units in the Issuer held directly by Holdco. Cove Point owns all of the membership interests in Holdco. Accordingly, Cove Point may be deemed to indirectly beneficially own the Common Units directly held by Holdco.

Includes 26,675,082 Common Units held directly by GP. Cove Point owns all of the membership interests in GP. Accordingly, Cove Point may be deemed to indirectly beneficially own the Common Units directly held by GP.

2.	Based upon 126,607,641 Common Units outstanding as of November 26, 2018, such numbers having been provided to the filing persons by the Issuer.

1	Name of reporting persons Dominion MLP Holding Company, LLC I.R.S. identification nos. of above persons (entities only) 46-5165270
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole voting power 0
	8	Shared voting power 43,820,578[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 43,820,578[1]

11	Aggregate amount beneficially owned by each reporting person 43,820,578[1]
12	Check if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 34.6%[2]
14	Type of reporting person OO (Limited Liability Company)

1.	Includes 43,820,578 Common Units in the Issuer held directly by Holdco.
2.	Based upon 126,607,641 Common Units outstanding as of November 26, 2018, such numbers having been provided to the filing persons by the Issuer.

1	Name of reporting persons Dominion Energy Midstream GP, LLC I.R.S. identification nos. of above persons (entities only) 46-5148150
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole voting power 0
	8	Shared voting power 26,675,082[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 26,675,082[1]

11	Aggregate amount beneficially owned by each reporting person 26,675,082[1]
12	Check if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 21.1%[2]
14	Type of reporting person CO

1.	Includes 26,675,082 Common Units in the Issuer held directly by Holdco.
2.	Based upon 126,607,641 Common Units outstanding as of November 26, 2018, such numbers having been provided to the filing persons by the Issuer.

1	Name of reporting persons Dominion Energy Questar Corporation I.R.S. identification nos. of above persons (entities only) 87-0407509
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Utah

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole voting power 0
	8	Shared voting power 6,656,839[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 6,656,839[1]

11	Aggregate amount beneficially owned by each reporting person 6,656,839[1]
12	Check if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 5.3%[2]
14	Type of reporting person CO

1.

Includes 6,656,839 Common Units in the Issuer held directly by QPC Holdco. Dominion Questar owns all of the common stock of QPC Holdco. Accordingly, Dominion Questar may be deemed to indirectly beneficially own the Common Units held by QPC Holdco.

2.	Based upon 126,607,641 Common Units outstanding as of November 26, 2018, such numbers having been provided to the filing persons by the Issuer.

1	Name of reporting persons QPC Holding Company I.R.S. identification nos. of above persons (entities only) 81-3649530
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Utah

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole voting power 0
	8	Shared voting power 6,656,839[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 6,656,839[1]

11	Aggregate amount beneficially owned by each reporting person 6,656,839[1]
12	Check if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 5.3%[2]
14	Type of reporting person CO

1.	Includes 6,656,839 Common Units held directly by QPC Holdco.
2.	Based upon 126,607,641 Common Units outstanding as of November 26, 2018, such numbers having been provided to the filing persons by the Issuer.

Note: This Amendment No. 6 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on April 2, 2015 and subsequently amended on October 6, 2015, January 29, 2016, December 1, 2016, July 9, 2018 and September 21, 2018. Capitalized terms used in this Amendment No. 6 and not defined herein have the respective meanings ascribed to such terms in the Schedule 13D, as previously amended.

Item 2.	Identity and Background.

The information previously provided in response to this Item 2 is hereby amended and supplemented as follows:

The information required by subparagraphs (a), (b), (c) and (f) of this Item with respect to the directors and executive officers of the Reporting Persons is set forth on Schedule A attached hereto and is incorporated herein by reference.

During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the persons identified on Schedule A has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the persons identified on Schedule A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The information previously provided in response to Item 3 is hereby amended and supplemented by adding the following:

The information provided in Item 4 below is incorporated by referenced into this Item 3.

Item 4.	Purpose of Transaction.

The information previously provided in response to Item 4 is hereby amended and supplemented by adding the following:

On November 26, 2018, Dominion Energy, Inc. (“Dominion Energy”) and its indirect, wholly owned subsidiary, Tredegar Street Merger Sub, LLC (“Merger Sub,” and together with Dominion Energy, the “Parent Parties”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Dominion Energy Midstream Partners, LP (“DM”) and Dominion Energy Midstream GP, LLC (“DM General Partner” and, together with DM, the “DM Parties”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into DM, with DM being the surviving entity (the “Merger”).

Under the terms of the Merger Agreement, each outstanding common unit representing limited partner interests in DM (the “DM Common Units”) that is held immediately before the closing of the Merger by a unitholder other than Dominion Energy and any entities that are partially or wholly owned, directly or indirectly, by Dominion Energy (such units, the “DM Public Common Units”) will be converted into the right to receive 0.2492 shares of validly issued, fully paid and non-assessable Dominion Energy common stock, without par value (the “Dominion Energy Common Stock”). Cash will be paid in lieu of any issuance of fractional shares of Dominion Energy Common Stock. Furthermore, if the record date for the regular quarterly cash dividend on the Dominion Energy Common Stock that is paid or payable during the calendar quarter ending March 31, 2019 occurs prior to the closing of the Merger, then each holder of DM Public Common Units outstanding immediately before the closing of the Merger will also be entitled to receive an amount of cash, without interest, equal to the Dominion Energy 2019 first quarter dividend that they would have been entitled to receive if (i) the closing of the Merger had occurred before the record date for the Dominion Energy 2019 first quarter dividend and (ii) on such record date, the holder of the DM Public Common Units held the number of whole shares of Dominion Energy Common Stock that such holder is entitled to receive under the conversion formula described in the preceding sentence.

In addition, under the terms of the DM partnership agreement, each outstanding Series A preferred unit representing limited partner interests in DM (the “DM Series A Preferred Units”) that is held immediately before the closing of the Merger by a unitholder other than Dominion Energy and any entities that are partially or wholly owned, directly or indirectly, by Dominion Energy (such units, the “DM Public Series A Preferred Units”), shall, immediately before the closing of the Merger, at the election of the holders of such units, either (i) convert into DM Public Common Units, (ii) be redeemed for cash or DM Public Common Units, in the sole discretion of DM or (iii) remain outstanding. Each holder of DM Public Common Units following such elections shall receive the merger consideration described above for their DM Public Common Units.

All DM Common Units, other than the DM Public Common Units, and all DM Series A Preferred Units that remain outstanding at the closing of the Merger, will remain outstanding following the Merger. Under the terms of the Merger Agreement, the closing of the Merger will occur no earlier than the day following the record date for the regular quarterly cash distribution on the DM Common Units that is paid or payable during the calendar quarter ending March 31, 2019.

The Board of Directors of Dominion Energy has approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger and the issuance of Dominion Energy Common Stock in connection with the Merger. The approval of the shareholders of Dominion Energy is not required in order to complete the transactions contemplated by the Merger Agreement.

The conflicts committee (the “DM Conflicts Committee”) of the board of directors of DM General Partner (the “DM Board”) has, by unanimous vote, in good faith, approved the Merger Agreement and the transactions contemplated thereby, including the Merger, determined that they are in the best interests of DM and the holders of DM Public Common Units, and resolved to approve and recommend the approval of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, to the DM Board. Based upon such approval, the DM Board has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Merger, directed that the Merger Agreement be submitted to a vote of holders of DM Common Units and DM Series A Preferred Units and authorized the holders of such units to act by written consent.

The Merger Agreement contains customary representations, warranties, covenants and termination provisions. Consummation of the Merger is subject to the satisfaction or waiver of certain specified closing conditions, including, among other things: (i) the approval of the Merger Agreement and the Merger by DM’s unit holders; (ii) the effectiveness of a registration statement on Form S-4 with respect to the Dominion Energy Common Stock issuance in connection with the Merger and (iii) other customary closing conditions.

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit 1, and the terms of which are incorporated herein by reference.

The Merger Agreement is incorporated herein by reference to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual or financial information about Dominion Energy, DM, the other parties to the Merger Agreement or any of their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates; were solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of Dominion Energy, DM, the other parties to the Merger Agreement or any of their respective subsidiaries and affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by Dominion Energy and DM. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the companies and the Merger that will be contained in, or incorporated by reference into, the consent statement/prospectus that the parties will be filing in connection with the Merger, as well as in the other filings that each of Dominion Energy and DM make with the Securities and Exchange Commission (SEC).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

1.	Agreement and Plan of Merger, dated as of November 26, 2018, by and among Dominion Energy, Inc., Tredegar Street Merger Sub, LLC, Dominion Energy Midstream Partners, LP, and Dominion Energy Midstream GP, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Dominion Energy Midstream Partners, LP with the SEC on November 27, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2018

DOMINION ENERGY, INC. a Virginia corporation

By:	/s/ James R. Chapman
James R. Chapman
Senior Vice President, Chief Financial Officer and Treasurer

DOMINION COVE POINT, INC. a Virginia corporation

By:	/s/ James R. Chapman
James R. Chapman
Senior Vice President, Chief Financial Officer and Treasurer

DOMINION MLP HOLDING COMPANY, LLC a Delaware limited liability company

By:	/s/ James R. Chapman
James R. Chapman
Senior Vice President, Chief Financial Officer and Treasurer

DOMINION ENERGY MIDSTREAM GP, LLC a Delaware limited liability company

By:	/s/ James R. Chapman
James R. Chapman
Senior Vice President, Chief Financial Officer and Treasurer

DOMINION ENERGY QUESTAR CORPORATION a Utah corporation

By:	/s/ James R. Chapman
James R. Chapman
Senior Vice President, Chief Financial Officer and Treasurer

QPC HOLDING COMPANY a Utah corporation

By:	/s/ James R. Chapman
James R. Chapman
Senior Vice President, Chief Financial Officer and Treasurer

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF

DOMINION ENERGY, INC.

The business address of each person listed below is c/o Dominion Energy, Inc., 120 Tredegar Street, Richmond, Virginia 23219. Each person is a United States citizen.

Directors:

Name	Present Principal Occupation	Units Held
William P. Barr	Of Counsel, Kirkland & Ellis LLP	63,200
Helen E. Dragas	President and Chief Executive Officer, The Dragas Companies	25,000
Adm. James O. Ellis, Jr., U.S. Navy (Ret.)	Former President and Chief Executive Officer, Institute of Nuclear Power Operations	10,000
Thomas F. Farrell, II	Chairman, President and Chief Executive Officer, Dominion Energy, Inc.	69,900
John W. Harris	Chairman and Chief Executive Officer, Lincoln Harris LLC	—
Ronald W. Jibson	Retired Chairman, President and Chief Executive Officer, Questar Corporation	—
Mark J. Kington	Managing Director, Kington Management, LLC	50,000
Joseph M. Rigby	Retired Chairman, President and Chief Executive Officer of Pepco Holdings, Inc.	10,046
Pamela J. Royal, M.D.	President, Royal Dermatology and Aesthetic Skin Care, Inc.	2,400
Robert H. Spilman, Jr.	President and Chief Executive Officer, Bassett Furniture Industries, Incorporated	12,500
Susan N. Story	President and Chief Executive Officer of American Water Works Company, Inc.	—
Michael E. Szymanczyk	Former Chairman and Chief Executive Officer, Altria Group, Inc.	25,000

Executive Officers:

Name	Present Principal Occupation	Units Held
Thomas F. Farrell, II	Chairman, President and Chief Executive Officer	69,900
Diane Leopold	Executive Vice President and President & CEO – Gas Infrastructure Group	2,500
Paul D. Koonce	Executive Vice President and President & CEO – Power Generation Group	50,000
Robert M. Blue	Executive Vice President and President & CEO – Power Delivery Group	5,000
James R. Chapman	Senior Vice President, Chief Financial Officer and Treasurer	16,800
Mark O. Webb	Senior Vice President – Corporate Affairs and Chief Innovation Officer	4,000
Carlos M. Brown	Vice President and General Counsel	3,300
Michele L. Cardiff	Vice President, Controller and Chief Accounting Officer	500

DIRECTORS AND EXECUTIVE OFFICERS OF

DOMINION COVE POINT, INC.

The business address of each person listed below is c/o Dominion Cove Point, Inc., 120 Tredegar Street, Richmond, Virginia 23219. Each person is a United States citizen.

Directors:

Name	Present Principal Occupation	Units Held
Thomas F. Farrell, II	Chairman, President and Chief Executive Officer, Dominion Energy, Inc.	69,900
Diane Leopold	Executive Vice President and President & CEO - Gas Infrastructure Group, Dominion Energy, Inc.	2,500

Executive Officers:

Name	Present Principal Occupation	Units Held
Diane Leopold	President	2,500
James R. Chapman	Senior Vice President, Chief Financial Officer and Treasurer	16,800
Carlos M. Brown	Vice President and General Counsel	3,300
Michele L. Cardiff	Vice President, Controller and Chief Accounting Officer	500

DIRECTORS AND EXECUTIVE OFFICERS OF

DOMINION MLP HOLDING COMPANY, LLC

The business address of each person listed below is c/o Dominion MLP Holding Company, LLC, 120 Tredegar Street, Richmond, Virginia 23219. Each person is a United States citizen.

Executive Officers:

Name	Present Principal Occupation	Units Held
Thomas F. Farrell, II	Chief Executive Officer	69,900
James R. Chapman	Senior Vice President, Chief Financial Officer and Treasurer	16,800
Carlos M. Brown	Vice President and General Counsel	3,300
Michele L. Cardiff	Vice President, Controller and Chief Accounting Officer	500

DIRECTORS AND EXECUTIVE OFFICERS OF

DOMINION ENERGY MIDSTREAM GP, LLC

The business address of each person listed below is c/o Dominion Energy Midstream GP, LLC, 120 Tredegar Street, Richmond, Virginia 23219. Each person is a United States citizen.

Directors:

Name	Present Principal Occupation	Units Held
Thomas F. Farrell, II	Chairman, President and Chief Executive Officer of Dominion Energy, Inc.	69,900
Diane Leopold	Executive Vice President and President & CEO - Gas Infrastructure Group, Dominion Energy, Inc.	2,500
John A. Luke, Jr.	Non-executive Chairman of WestRock Company	4,995
Harris H. Simmons	CEO and Chairman of Zions Bancorporation	6,109
John W. Snow	Non-executive Chairman of Cerberus Capital Management, L.P.	77,837
David A. Wollard	Founding Chairman, emeritus, Exempla Healthcare	26,137

Executive Officers:

Name	Present Principal Occupation	Units Held
Thomas F. Farrell, II	President, Chairman and CEO	69,900
Diane Leopold	Executive Vice President and President & CEO – Gas Infrastructure Group	2,500
James R. Chapman	Senior Vice President, Chief Financial Officer and Treasurer	16,800
Mark O. Webb	Senior Vice President – Corporate Affairs and Chief Innovation Officer	4,000
Paul E. Ruppert	Senior Vice President and President – Gas Transmission	—
Carlos M. Brown	Vice President and General Counsel	3,300
Michele L. Cardiff	Vice President, Controller and Chief Accounting Officer	500

DIRECTORS AND EXECUTIVE OFFICERS OF

DOMINION ENERGY QUESTAR CORPORATION

The business address of each person listed below is c/o Dominion Energy Questar Corporation, 333 South State Street, Salt Lake City, Utah 84111. Each person is a United States citizen.

Director:

Name	Present Principal Occupation	Units Held
Diane Leopold	Executive Vice President and President & CEO - Gas Infrastructure Group, Dominion Energy, Inc.	2,500

Executive Officers:

Name	Present Principal Occupation	Units Held
Thomas F. Farrell, II	Chief Executive Officer	69,900
Diane Leopold	President	2,500
James R. Chapman	Senior Vice President, Chief Financial Officer and Treasurer	16,800
Carlos M. Brown	Vice President and General Counsel	3,300
Michele L. Cardiff	Vice President, Controller and Chief Accounting Officer	500

DIRECTORS AND EXECUTIVE OFFICERS OF

QPC HOLDING COMPANY

The business address of each person listed below is c/o QPC Holding Company, 333 South State Street, Salt Lake City, Utah 84111. Each person is a United States citizen.

Director:

Name	Present Principal Occupation	Units Held
Diane Leopold	Executive Vice President and President & CEO - Gas Infrastructure Group, Dominion Energy, Inc.	2,500

Executive Officers:

Name	Present Principal Occupation	Units Held
Diane Leopold	President	2,500
James R. Chapman	Senior Vice President, Chief Financial Officer and Treasurer	16,800
Carlos M. Brown	Vice President and General Counsel	3,300
Michele L. Cardiff	Vice President, Controller and Chief Accounting Officer	500